May 1, 2007

Jon-Luc Dupuy, Esquire
Assistant General Counsel and Vice President
Commonwealth Annuity and Life Insurance Company
132 Turnpike Road, Suite 210
Southborough, MA 01772

      Re: Commonwealth Annuity and Life Insurance Company
              Commonwealth Annuity Separate Account A
              Initial Registration Statements on Form N-4
              File Nos. 333-141019 and 333-141045/ 811-22024

Dear Mr. Dupuy:

      The staff has reviewed the above-referenced registration statements, which the Commission received on March 2, 2007.   Based on your representation that the contracts being registered are virtually identical, expect for the bonus feature, we focused our review on the bonus contract (file number 333-141019). Accordingly, the comments noted below pertain specifically to the bonus contract, but also apply to the non-bonus contract (file number 333-141045) to the extent applicable.

1. Cover
Please move all required cover page information, currently shown on page 2, to the cover, except that the list of funds may be shown on the inside cover if it is too long to fit on the cover.

2. Definitions
Please correct the typographical error in line 4 of the definition of "Contingent Beneficiary" (i.e. "wills" to "will"). Also, please explain the language "as well as each day otherwise required" added at the end of the definition of "Valuation Date."

3. Contract Owner Transaction Expenses (pages 7-8)
(a).   Please explain how earnings attributable to Purchase Payment Bonuses are excluded when calculating the withdrawal charges. Please provide an example of this calculation in the discussion of withdrawal charges in the prospectus, and cross-reference that discussion through a footnote in the table. Please also include a representation that the withdrawal charges will never exceed 9% of purchase payments as required by Rule 6c-8 under the Investment Company Act of l940 (l940 Act).

(b).   Please include the range of premium taxes that are deducted in the table. Please also include a footnote referencing the "Premium Taxes" disclosure in the prospectus.

(c).   Please revise the table in accordance with Item 3, Instruction 2, which instructs that a registrant assume that the annuity contract is owned during the accumulation period. The existence of a Commutation Charge during the annuity period can be disclosed in a brief narrative footnote which provides a cross-reference to the portion of the prospectus describing the charge.

(d). So as not to obscure the information required to be disclosed by Item 3, please place all footnotes at the bottom of the appropriate page or at the end of the Item 3 disclosure. In this regard, please note Instruction 9 permits a tabular presentation, within the larger table, of the range of contingent deferred sales loads over time.

(e). Please include the net interest rates for loans in the table, with a footnote referencing the more complete disclosure later in the prospectus.

4. Periodic Expenses (pages 8-9)
(a).   Please add a line item showing the highest combination of base contract and optional feature charges.

(b).   Please confirm that all acquired fund fees will be included in the "Total Annual Fund Operating Expenses" figures shown in the table.

5. Summary (page 12)
In those states that require a return of Purchase Payments, please explain why you are not returning the greater of Contract Value or Purchase Payment.   See Section 1(32) of the l940 Act. See also "Free Look Period" on page 18.

6. Fixed Account (page 16)
Please indicate that disclosures regarding the Fixed Account in the prospectus are subject to the federal securities law, rather than "may be."

7. The Accumulation Period (page 20)
Please use the close of business on the Valuation Date, rather than 3:00 p.m. Central time, as the cut-off time to avoid conflicts in the event the NYSE closes earlier or is not open on a given date. This change should also be reflected in the third paragraph on page 23 and elsewhere as applicable.

8. Disruptive Trading (page 25)
In the first paragraph on this page, please delete the third sentence or explain your basis for including this language.

9. Withdrawals and Surrenders (page 26)
Please disclose that the contract value may be transferred to another investment option as permitted under the Texas Optional Retirement System.

10. Guaranteed Lifetime Withdrawal Benefit (page 31)
Please move the definitions shown on pages 32-34 before the discussion.

11. Taking Withdrawals (page 39)
Since you reserve the right to impose a withdrawal charge on Non-Excess Withdrawals, please disclose the amount of that charge. See also page 56, fifth paragraph.

12. Benefit Phase Example (pages 44- 45)
Please explain the basis for using 34 payments in the examples under "If the Benefit Phase Start Date Occurs Before [or On or After] the Lifetime Income Date."

13. Reduction or Elimination of Certain Charges (page 60)
Please provide your basis for reducing the mortality and expense risk charge and other asset based charges for certain sales.

14. Part C
(a). Please specifically identify the Financial Statements included in Part B.

(b). Please identify the Company as Commonwealth Annuity and Life Insurance Company in the representation as to fees and charges. Also, please add the word "deducted" before "under the Contracts."

(c). The actual participation agreement with each underlying fund should be filed as an exhibit to each registration statement.

(d). In each registration statement, please file a Power of Attorney that relates specifically to that registration statement. See Rule 483(b) of the Securities Act of l933.

15. Financial Statements, Exhibits, and Other Information
 Financial statements, exhibits, and other required or missing disclosure not included
 in the registration statements must be filed in a pre-effective amendment to
 the registration statements.

16. Tandy Comment
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the fund requests acceleration of the effective date of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statements as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * ** ** * * * * * * * * * * * *

Responses to these comments should be made in a letter to me filed on Edgar and in a pre-effective amendment to the registration statements. If you believe that you do not need to change the registration statements in response to a comment, please explain your position in the letter.

Although we have completed our initial review of the registration statements, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statements and any amendments to them. After we have resolved all issues, both the registrant and its underwriter must request acceleration of the effective date of the registration statements.

If you have any questions, please call me at (202) 551-6922. My fax number is (202) 772-9285 and my email address is samuels@sec.gov. Mail or deliveries should be addressed to 100 F Street, NE, Washington DC 20549-4644.

Sincerely,

Sally Samuel
Senior Counsel
Office of Insurance Products